November 27, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of the following series of Macquarie ETF Trust, under the Exchange Act of 1934:

- Macquarie Global Listed Infrastructure ETF

- Macquarie Energy Transition ETF

- Macquarie Tax-Free USA Short Term ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com